SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 25 June 2004

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under
cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F _____

Enclosures:

Further Cautionary Announcement dated 25 June 2004

Sasol Limited

(Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)

(ISIN: ZAE000006896)

Share codes: JSE – SOL

                 NYSE – SSL

("Sasol")

Further Cautionary Announcement

Further to the announcement by Sasol and Petroliam Nasional
Berhad ("Petronas") of Malaysia (hereinafter jointly referred to
as "the parties") on 19 February 2004 concerning the proposed
merger of their respective interests in Sasol's Liquid Fuels
Business and Engen in a joint venture to create a leading South
African liquid fuels business, Sasol shareholders are advised
that the parties are still involved in negotiations which, if
successfully concluded, may have a material effect on the price
of Sasol's securities.

Shareholders are accordingly advised to continue exercising
caution when dealing in Sasol securities until a full
announcement is made.

25 June 2004

Issued by: Sponsor
Deutsche Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 June 2004

By: /s/   N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary